UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 07, 2014

DATE, TIME AND PLACE:

On May 07, 2014, at 09h00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”), located at Avenida Presidente Juscelino Kubitschek, nº. 2.235, Vila Olímpia, São Paulo – SP, Brazil.

ATTENDANCE:

All the members of the Board of Directors attended, by means of videoconference, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors and independent member; Jesús María Zabalza Lotina – Vice-Chairman of the Board of Directors; and the following Directors, Mr. Conrado Engel, Mr. José de Paiva Ferreira, Mr. José Antonio Alvarez Alvarez, Mr. José Manuel Tejon Borrajo, and the Independent Directors Mrs. Viviane Senna Lalli and Mrs. Marília Artimonte Rocca.

CALL NOTICE:

The call notice was waived in view of the presence of all the members of the Board of Directors.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

To deliberate about:

(a) the submission of the list of three specialized firms which will present to Santander proposals for elaborating an appraisal report on the economic value of the Company and of Banco Santander S.A. (“Santander Spain”), in connection with the voluntary exchange offer (“Exchange Offer”) of Units, common or preferred shares issued by the Company, for Brazilian Depositary Receipts (“BDRs”) or American Depositary Shares (“ADSs”), representing common shares issued by Santander Spain, and the subsequent exit of the Company from the Level 2 special listing segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) (“Level 2”), to be submitted to the approval of the Company’s Shareholders Meeting;

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(b) the submission to the shareholders of the Company of the appraisal report prepared by Goldman Sachs do Brasil Banco Múltiplo S.A. (“Goldman Sachs”), as per Santander Spain’s request, which was delivered to the Board of Directors of the Company by Santander Spain; and

(c) the call of an Extraordinary Shareholders Meeting of the Company in order to deliberate about the exit of the Company from the aforementioned Level 2, if the Exchange Offer is implemented, as well as about other issues mentioned in items (a) and (b) above.

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Passing through the agenda, after examining and discussing the aforementioned matters, in accordance with the statement of the Special Independent Committee created by this Board of Directors on April 30, 2014, acknowledged in the Minutes of the Special Independent Committee’s Meeting as of May 05, 2014, the Board of Directors of the Company unanimously decided:

(a) to present, pursuant to item 10.1.1 of the Level 2 Regulation and Article 48 of the Company’s By-laws, the following specialized companies that shall present proposals for elaborating an appraisal report of the shares of the Company and of Santander Spain, in relation to the Exchange Offer to be submitted for approval of the Shareholders Meeting of the Company, which shall comply with CVM Instruction 361/02: (i) Bank of America Merrill Lynch Banco Múltiplo S.A., with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3400, 16º floor; (ii) N M Rothschild & Sons (Brasil) Ltda., with headquarters in the City of São Paulo, Estado de São Paulo, at Avenida Brigadeiro Faria, 2055, 18º floor; and (iii) KPMG Corporate Finance Ltda., with headquarters  in the City of São Paulo, State of São Paulo, at Dr. Renato Paes de Barros Street, 33.

(b) furthermore, considering that this Board of Directors received from Santander Spain, as the offeror of the Exchange Offer, an appraisal report prepared by Goldman Sachs, the Directors deliberated, in order to speed up the process of the Exchange Offer, to present said appraisal report to the Company’s shareholders, so that they may, in the Extraordinary Shareholders Meeting: (i) choose one of the three (3) specialized companies set forth in item (a) above to prepare the appraisal report, or (ii) choose Goldman Sachs as the specialized company and, in this case, the appraisal report prepared by said institution upon Santander Spain’s request will be used in connection with the Exchange Offer;

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(c) to call the Extraordinary Shareholders Meeting in order to deliberate about the exit of the Company from Level 2, as set forth in Section XI of the Level 2 Regulation and in Chapter X of the Company’s By-laws, due to the Exchange Offer to be made by Santander Spain, as well as to deliberate about the matters set forth in items (a) and (b) above, considering the following: (i) Goldman Sachs’ appraisal report shall be made available to the shareholders in the headquarters of the Company as of the date of the publication of the first call of the aforementioned Extraordinary Shareholders Meeting; (ii) the matters set forth to item (a) and (b) above shall only be submitted to voting if the following number of shareholders are present: (1) in the first call, shareholders representing, at least, 20% (twenty per cent) of the free float (pursuant to item 2.1 of Level 2 Regulation and in Article 40 of the Company’s By-laws), and (2) in the second call, any number of shareholders; and

(d) finally, the Board of Directors accepted the recommendation made by the Special Independent Committee for the Audit Committee to accompany and analyze the activities involved in this transaction and recommend courses of action, when applicable, to the Board of Directors.

CLOSING:

There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which, after read and approved, will be signed by the attending Directors and by the Secretary. São Paulo, May 07, 2014. Attending Directors: Celso Clemente Giacometti – Chairman of the Board of Directors; Jesús María Zabalza Lotina – Vice-Chairman of the Board of Directors; Mr. Conrado Engel, Mr. José de Paiva Ferreira, Mr. José Antonio Alvarez Alvarez, Mr. José Manuel Tejon Borrajo, Mrs. Viviane Senna Lalli and Mrs. Marília Artimonte Rocca. Mr. Marco Antônio Martins de Araújo Filho – Secretary.

I hereby certify that this is a true copy of the minutes recorded in the Book of Minutes of the Board of Directors of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 7, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer